EXHIBIT 2.03

April 2, 2021

VIA EMAIL

Toledo Advisors, LLC.

Re: Pay-Off Letter Agreement - Convertible Promissory Note

Dear Mr. Mueller:

Reference is made to the obligations and amounts outstanding with respect to that certain Convertible Promissory Note (the “Note”) issued to you by XLR Medical Corp and guaranteed by CBD Brand Partners, LLC. (collectively the “Company”) dated November 30, 2020 in the amount of $202,200.00. Under the terms and conditions of the Note, you are owed a total of $252,875.00, including any interest or penalties.

Payment of the Debt Obligation

Upon delivery of payment to you in the amount stated above, the Company will have paid all amounts due and owing to you under the Note. Further, effective immediately upon your receipt of payment in full, without further action on the part of the parties hereto, all obligations of the Company to you, under the Note, shall be paid and discharged in full.

By signing below, this Pay-Off Letter Agreement shall serve as written confirmation that you have reviewed this Pay-Off Letter Agreement (and consulted with your legal and tax advisors to the extent you deemed necessary) and agree to the terms and conditions of the Pay-Off as described herein. Upon the Effective Date of such Pay-Off, you understand that you will be releasing and discharging the Company and its affiliates from any and all obligations and duties that such persons may have to you with respect to the Note and ancillary documents with the exception of the warrants issued pursuant to the Note. You further agree to release any security including liens and UCC filings immediately. Notwithstanding anything contained herein, in the event the amount is not paid by April 7, 2021, this Pay-Off Letter Agreement will terminate and shall be of no further force and effect.

This Pay-Off Letter Agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements among them respecting the subject matter of this Pay-Off Letter Agreement. This Pay-Off Letter Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without regard to choice of law principles. This Pay-Off Letter Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

In case any provision of this Pay-Off Letter Agreement shall be held to be invalid, illegal or unenforceable, such provision shall be severable from the rest of this Pay-Off Letter Agreement, and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

The parties hereby consent and agree that if this Pay-Off Letter Agreement shall at any time be deemed by the parties for any reason insufficient, in whole or in part, to carry out the true intent and spirit hereof or thereof, the parties will execute or cause to be executed such other and further assurances and documents as in the reasonable opinion of the parties may be reasonably required in order to more effectively accomplish the purposes of this Pay-Off Letter Agreement.

Please indicate confirmation of the terms provided herein by executing and returning this letter in the space provided below.

Sincerely,

/s/ Michael Hill
Michael Hill, CEO

Agreed to and accepted by Toledo Advisors, LLC

/s/ Moshe Mueller
Moshe Mueller Authorized Signatory